SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

TII Network Technologies, Inc.
(Name of issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
872479 20 9
(CUSIP Number)
Richard A. Rubin, Esq. Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (631) 862-9487
(Name, address and telephone number of person authorized to receive notices and communications)
January 23, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Page 1 of 8 Pages

CUSIP No. 872479 20 9	Page 2 of 8 Pages

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).
	Timothy J. Roach

2.	Check the Appropriate Box if Member of a Group
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds		PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		United States

Number of Shares	7. Sole Voting Power		1,042,558
Beneficially Owned	8. Shared Voting Power		0
By Each Reporting	9. Sole Dispositive Power		1,042,558
Person With	10. Shared Dispositive Power		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,042,558

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[X]

13.	Percent of Class Represented by Amount in Row (11)		7.91%

14.	Type of Reporting Person (See Instructions)		IN

CUSIP No. 872479 20 9	Page 3 of 8 Pages

INTRODUCTION

This Amendment No. 9 to Schedule 13D is being filed by Timothy J. Roach. Mr. Roach filed an original Schedule 13D dated December 7, 1988 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 dated August 20, 1992 (“Amendment No. 1”), Amendment No. 2 dated March 30, 1995 (“Amendment No. 2”), Amendment No. 3 dated September 27, 1995 (“Amendment No. 3”), Amendment No. 4 dated December 8, 1998 (“Amendment No. 4”), Amendment No. 5 dated June 22, 1999 (“Amendment No. 5”), Amendment No. 6 dated February 13, 2003 (“Amendment No. 6”), Amendment No. 7 dated November 26, 2003 (“Amendment No. 7”) and Amendment No. 8 dated June 14, 2005 (“Amendment No. 8). The Original 13D, as heretofore amended, is referred to as the “Existing 13D.” Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Existing 13D. Items 5 of the Existing 13D is amended to read in their entirety as follows:

Item 2. Identity and Background.

(a)	This Statement is being filed by Timothy J. Roach.

(b)	The address of Mr. Roach is 5 Piper Lane, Head of the Harbor, St. James, NY 11790.

(c)	The principal occupation or employment of Mr. Roach is consultant.

(d)	During the last five years, Mr. Roach has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Roach has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Roach is a citizen of the United States.

CUSIP No. 872479 20 9	Page 4 of 8 Pages

Item 5. Interest in Security of the Issuer.

        (a) & (b) The following table sets forth the separate beneficial ownership (and information concerning voting and dispositive power) of Timothy J. Roach as of January, 2007:

Name	Number of Shares (1)	Percent of Class(1)
Timothy J. Roach	1,042,558	7.91%

_________________

(1)

Timothy J. Roach has sole voting and dispositive power with respect to the shares owned by him. Includes 377,290 outstanding shares owned by Mr. Roach, 1,168 shares owned by Mr. Roach’s wife (who has sole voting and dispositive power with respect to such shares and as to which Mr. Roach disclaims beneficial ownership) and 644,100 shares subject to options to purchase Common Stock held by Mr. Roach under the Company’s stock option plans, all of which are presently exercisable.

(2)

Percent of Class is based on 12,527,843 shares of Common Stock outstanding on November 6, 2006 as reported in the Company’s quarterly Report on Form 10-Q for the quarter ended September 30, 2006, plus the 644,100 shares subject the options held by Mr. Roach, all of which are presently exercisable.

(c)	The following sales of the Common Stock are the only transactions in the Common Stock since Amendment No. 8 filed on June 14, 2005.

Date	Number of Shares	Per Share Price (1)
10/18/2006	22,400	$2.8560
10/19/2006	25,000	$2.8860
10/20/2006	6,491	$2.9223
10/23/2006	5,113	$2.9200
10/24/2006	10,996	$2.9200
10/25/2006	4,500	$3.0400
10/26/2006	4,055	$3.0400
10/30/2006	700	$3.0400
11/01/2006	5,399	$3.0459
1/3/2007	12,600	$2.5039
1/8/2007	25,000	$2.2980
1/23/07	2,500	$2.4300
1/23/07	12,346	$2.4004
1/24/07	12,654	$2.4000
1/25/07	8,000	$2.3695

_________________

(1)     Before commissions and other execution costs.

CUSIP No. 872479 20 9	Page 5 of 8 Pages

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Roach.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

The following are exhibits to this Statement are incorporated herein my reference to the Report or Statement indicated in parenthesis:

1(a) Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

1(b) Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

1(c) Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

1(d) Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

1(e) Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

1(f) Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

1(g) Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(g) to Amendment No. 5).

1(h) Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(h) to Amendment No. 4).

1(i) Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(i) to Amendment No. 4).

1(j) Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit 1(j) to Amendment No. 5).

1(k) Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach. (Filed as Exhibit 1(k) to Amendment No. 7).

1(l) Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach. (Filed as Exhibit 1(l) to Amendment No. 7).

CUSIP No. 872479 20 9	Page 6 of 8 Pages

1(m) Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach. (Filed as Exhibit 1(m) to Amendment No. 7).

    1(n)               Stock Option Agreement, dated June 7, 2005, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): June 7, 2005).

    5(a)               Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): March 19, 1999).

    (b)               Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company’s Form 8-K dated (Date of earliest event reported): May 25, 1999).

    (6)               Agreement, dated as of August 11, 2006, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): August 11, 2006).

Signatures

        After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 26, 2007

/s/ Timothy J. Roach Timothy J. Roach

CUSIP No. 872479 20 9	Page 7 of 8 Pages

EXHIBIT INDEX

        The following are exhibits to this Statement are incorporated herein my reference to the Report or Statement indicated in parenthesis:

Exhibit No.	Description

1(a)	Stock Option Agreement, dated December 24, 1991, between the Company and Timothy J. Roach. (Filed as Exhibit 4(a) to Amendment No. 1).

1(b)	Stock Option Agreement, dated January 9, 1992, between the Company and Timothy J. Roach. (Filed as Exhibit 4(b) to Amendment No. 1).

1(c)	Stock Option Agreement, dated September 14, 1994, between the Company and Timothy J. Roach. (Filed as Exhibit 1(c) to Amendment No. 2).

1(d)	Stock Option Agreement, dated May 15, 1995, between the Company and Timothy J. Roach. (Filed as Exhibit 1(d) to Amendment No. 3).

1(e)	Stock Option Agreement, dated July 25, 1996, between the Company and Timothy J. Roach. (Filed as Exhibit 1(e) to Amendment No. 4).

1(f)	Stock Option Agreement, dated December 30, 1997, between the Company and Timothy J. Roach. (Filed as Exhibit 1(f) to Amendment No. 4).

1(g)	Corrected and Restated Letter Agreement, dated October 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(g) to Amendment No. 5).

1(h)	Letter Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(h) to Amendment No. 4).

1(i)	Stock Option Agreement, dated December 8, 1998, between the Company and Timothy J. Roach. (Filed as Exhibit 1(i) to Amendment No. 4).

1(j)	Letter Agreement, dated April 7, 1999, between the Company and Timothy J. Roach. (Filed as Exhibit 1(j) to Amendment No. 5).

1(k)	Stock Option Agreement, dated May 30, 2000, between the Company and Timothy J. Roach. (Filed as Exhibit 1(k) to Amendment No. 7).

1(l)	Stock Option Agreement, dated January 25, 2001, between the Company and Timothy J. Roach. (Filed as Exhibit 1(l) to Amendment No. 7).

1(m)	Stock Option Agreement, dated August 30, 2002, between the Company and Timothy J. Roach. (Filed as Exhibit 1(m) to Amendment No. 7).

CUSIP No. 872479 20 9	Page 8 of 8 Pages

Exhibit No.	Description

1(n)

Stock Option Agreement, dated June 7, 2005, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): June 7, 2005).

5(a)

Memorandum of Understanding between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): March 19, 1999).

5(b)

Stipulation of Settlement between counsel to the plaintiffs and counsel to the defendants in the action entitled David H. Addis and Hemda Z. Addis v. TII Industries, Inc., Alfred J. Roach, Timothy J. Roach, Dorothy Roach, George S. Katsarakes, James R. Grover, Jr., William G. Sharwell, Dr. Joseph C. Hogan and C. Bruce Barksdale. (Filed as Exhibit 99.1 to the Company’s Form 8-K dated (Date of earliest event reported): May 25, 1999).

(6)

Agreement, dated as of August 11, 2006, between the Company and Timothy J. Roach. (Filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated (Date of earliest event reported): August 11, 2006).